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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Biodel Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
09064M105
(CUSIP Number)
Richard A. Silberberg
Moab Capital Partners, LLC
15 East 62nd Street
New York, NY 10065
(212) 981-2645
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	616900106

1	NAMES OF REPORTING PERSONS Moab Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,232,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,232,541

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	616900106

1	NAMES OF REPORTING PERSONS Moab Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,232,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,232,541

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	616900106

1	NAMES OF REPORTING PERSONS Michael M. Rothenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,232,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,232,541

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	616900106

1	NAMES OF REPORTING PERSONS David A. Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,232,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,232,541

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1. Security and Issuer
This Schedule 13D relates to the Common Shares, $0.01 par value (the “Shares”), of Biodel Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Saw Mill Road, Danbury, CT 06810.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.
(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.
(iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.
(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.
(ii) Moab L.P. is a Delaware limited partnership.
(iii) Messrs. Rothenberg and Sackler are each United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
Moab L.P. expended approximately $3,067,871 of its investment capital to acquire the Shares it holds.
Moab L.P. effects purchases of securities primarily through margin accounts maintained with Jefferies & Co., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4. Purpose of Transaction
The purpose of the acquisition of the Shares was and is for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.
All information and opinions herein are the sole views of the Reporting Persons as of December 1, 2008.
The Reporting Persons have purchased the Shares in open market transactions because in their opinion, the Issuer’s common stock is trading significantly below fair value. As of November 28, 2008, the Issuer’s market capitalization was only 71% of its cash and marketable securities balances reported on Form 10-Q for the period ended June 30, 2008. This ascribes no value to the Issuer’s lead product, VIAject, a best-in-class insulin formulation that has successfully completed phase III trials. The Reporting Persons have contacted the Issuer to express interest in participating in any future financings to help bring VIAject to market and have been told that the Issuer’s current cash position is adequate in the near term.
Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	Moab L.P. owns 1,232,541 Shares. Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the 1,232,541 Shares owned of record by Moab L.P., which represent approximately 5.21% of the outstanding Shares.

All ownership percentages are based on 23,667,133 Shares outstanding, which is the amount of shares outstanding as of July 31, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 11, 2008.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit A.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit B.
[SIGNATURE PAGE FOLLOWS]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 1, 2008

Moab Partners, L.P.

By:	Moab Capital Partners, LLC,
its General Partner

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg

Michael M. Rothenberg

/s/ David A. Sackler

David A. Sackler

Exhibit Index

Exhibit No.	Description
Exhibit A	Moab L.P. transactions in the Shares during the past 60 days.

Exhibit B	Joint Filing Agreement Pursuant to Rule 13d-1